Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

INSIDE INFORMATION

UPDATE ON BUSINESS OPERATIONS

This announcement is made by OneConnect Financial Technology Co., Ltd. (the “Company”, together with its subsidiaries and consolidated affiliated entities, the “Group”) pursuant to Rule 13.09 of the Rules Governing the Listing of the Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

Reference is made to the announcement dated May 7, 2024 (the “Announcement”) regarding the receipt of notifications from certain Connected Customers that they intend to cease to utilize the Group’s Cloud Services. Unless otherwise defined herein, capitalized terms in this announcement shall have the same meanings set out in the Announcement.

UPDATE ON BUSINESS OPERATIONS

Further to the Announcement, additional Connected Customers ceased to utilize the Group’s Cloud Services with effect from July 2024.

The Company has been providing Cloud Services to financial institutions via its Gamma FinCloud platform since 2020. For each of the years ended December 31, 2022 and 2023, revenue from the Cloud Services was RMB1,316 million and RMB1,246 million, accounting for approximately 29.5% and 34.0% of the total revenue of the Group for the respective years, of which RMB1,310 million and RMB1,240 million, or approximately 99.6% and 99.5%, was from subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd. For the three months ended March 31, 2024, revenue from the Cloud Services was RMB318 million, accounting for approximately 44.0% of the Group’s total revenue from continuing operations1 for the same period, of which RMB316 million, or approximately 99.4%, was from subsidiaries and associates of Ping An Insurance (Group) Company of China, Ltd.

1	The Company completed the disposal of its virtual bank business to Lufax Holding Ltd for a consideration of HK$933 million in cash on April 2, 2024. As a result of the disposal, the historical financial results of the virtual banking business segment have been reflected as the “discontinued operations” in the Company’s condensed consolidated financial statements and the historical financial results of the remaining business of the Company have been reflected as the “continuing operations” in the Company’s condensed consolidated financial statements for the first quarter of 2024. For details of the disposal, please refer to the Company’s announcement dated November 14, 2023, circular dated December 5, 2023, and further announcements dated January 16, April 2 and April 17, 2024.

Having considered (i) that the business model of the Cloud Services is highly volume-based; (ii) the decrease in economies of scale and unsustainable levels of operational costs in providing the Cloud Services as a result of the cessation of procurement by the Connected Customers, which in turn would hinder the Company’s continual efforts in costs reduction and efficiency improvement; and (iii) the Group’s ongoing strategic allocation of resources towards introducing high value and high-end products and further expansion into overseas markets, which are expected to drive revenue growth, especially third-party revenue growth, from premium-plus customers, the Board came to the decision on July 11, 2024 that, in the best interest of the Company and its shareholders as a whole, the Company shall gradually discontinue the operation of its Cloud Services from July 2024 onwards and will discuss with its customers regarding transitional arrangements (if any) (the “Discontinuation”).

As a result of the Discontinuation, the Board expects a substantial decrease in revenue attributable to the Cloud Services business in the second half of 2024 and for the full year ending December 31, 2024. Details of any financial impact on the business and results of operations of the Company will be disclosed by the Company in due course pursuant to applicable laws and regulations.

The Company remains fully dedicated to the provision of its technology solutions to financial institution customers, including its digital banking solutions, digital insurance solutions such as the “Omni-channel Agent Solution” which is highly-recognized among third-party customers and other digital infrastructure for financial institutions provided through its Gamma Platform. The Company believes that the foregoing developments will not affect the operations of its other businesses, including its ongoing strategic business relationship with Ping An Insurance (Group) Company of China, Ltd. and its subsidiaries and associates (collectively, “Ping An Group”). With a profound understanding of Ping An Group’s business needs gained by the Group over the years as well as extensive expertise in the financial services industry and regulatory environment in which Ping An Group operates, the Group has been developing and offering comprehensive and tailored technology solutions that address the needs and improve the operational efficiency of Ping An Group. The Company’s strategic business relationship with Ping An Group remains unchanged.

Further, the Company has continued to expand its overseas business and recorded rapid growth. Revenue from third-party overseas customers from the Group’s continuing operations increased by 14.8% on a year-over-year basis in the first quarter of 2024. The Company shall continue to enhance its product competitiveness and implement its second-stage strategy of deepening customer engagement to drive revenue growth, in particular prioritizing augmenting revenue from third-party customers.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chongfeng Shen
Chairman of the Board and Chief Executive Officer

Hong Kong, July 11, 2024

As at the date of this announcement, the board of directors of the Company comprises Mr. Chongfeng Shen as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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